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December 14, 2010

VIA HAND DELIVERY AND EDGAR

Mr. Mark P. Shuman, Branch Chief – Legal
Mr. Phil Rothenberg

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             HiSoft Technology International Limited

Registration Statement on Form F-1 (Registration No. 333-170752)

Dear Messrs. Shuman and Rothenberg:

At the request of the Staff of the Securities and Exchange Commission (the “Commission”), set forth below is a discussion of the factual background relating to the inadvertent dissemination of a research report by Deutsche Bank Securities Inc. (“Deutsche Bank”)

On November 3, 2010, the kickoff meeting for the proposed follow-on offering of the American depositary shares of HiSoft Technology International Limited (the “Company”) was held.  It was agreed by the three lead managers of the offering, including Deutsche Bank, that no company research would be permitted, including ordinary course research.

On November 18, 2010, Deutsche Bank released a one-page research report (the “Research Report”) regarding the acquisition of Besure Technology by the Company, which acquisition had been recently announced by the Company.  A copy of the Research Report is attached for the Staff’s reference.  The Research Report discussed the acquisition, which was insignificant in terms of the Company’s total assets and revenue and overall operations, and how it was consistent with the overall acquisition strategy of the Company and a “net positive” for the Company.

Leiming Chen    Philip M.J. Culhane    Chris Lin   Sinead O’Shea    Jin Hyuk Park    Youngjin Sohn     Kathryn King Sudol

Resident Partners

Admitted in New York

NEW YORK	BEIJING	LONDON	LOS ANGELES	PALO ALTO	WASHINGTON, D.C.	TOKYO

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The Research Report was released and disseminated widely, both within the United States and elsewhere, by email and was posted on Deutsche Bank’s website for access by its clients.  The Research Report’s release was a result of an employee’s oversight in not following the research blackout guidelines that had been put in place within Deutsche Bank.

Once the error was detected, on or around November 26, 2010, the Research Report was promptly removed from circulation where possible and taken down from Deutsche Bank’s website.  At the same time, the Company and the other underwriters were informed of the release of the Research Report.  It was determined that, notwithstanding the agreed research blackout, the Research Report would have been eligible for a Rule 139 safe harbor if the Company’s public float had met the relevant threshold for company-specific reports (which it did not). As a result, it was recognized by the working group that the Research Report represented a potential Section 5 issue, as the publication of the report preceded the filing of the Company’s registration statement on Form F-1 (the “November 22 Registration Statement”), which was filed on November 22, 2010 on EDGAR.

However, the Company and the underwriters felt comfortable to move ahead with the offering and did not feel that the Research Report should be deemed to be a Section 5 violation because the content of the Research Report was very limited and targeted and would unlikely be viewed by a reasonable investor as an offer of the Company’s securities.  Furthermore, the topic of the Research Report, the Besure Technology acquisition (as well as the strategy underlying that acquisition), had already been disclosed on pages 55, 69, 100, F-93 to F-94 of the November 22 Registration Statement.  On that basis, the working group felt confident in launching the transaction, so long as a risk factor was included to fully and clearly inform potential investors of the potential Section 5 violation and the potential consequences to the Company of such potential violation. This risk factor was added to page 37 of Amendment No. 1 to the Company’s registration statement on Form F-1, which was filed on December 13, 2010, and further details and elaboration were added to the risk factor by way of a free writing prospectus and to page 37 of Amendment No. 2 to the Company’s registration statement on Form F-1, both filed on December 14, 2010.

*        *        *

2

If you have any questions regarding this matter, please do not hesitate to contact me at +(852) 2514-7630 (work) or +(852) 9032-1314 (cell) or Blake Dunlap at +(852) 2514-7606 (work) or +(852) 9052-3388 (cell).

Very truly yours,

/s/ Leiming Chen
Leiming Chen

Enclosure

cc:                                 Mr. Tiak Koon Loh, Director and Chief Executive Officer

Ms. Christine Lu-Wong, Executive Vice President and Chief Financial Officer

HiSoft Technology International Limited

Blake Dunlap

Simpson Thacher & Bartlett LLP

Alan Seem

Shearman & Sterling LLP

3

Global Markets Research Company

North America United States TMT Computer Services & IT Consulting

18 Nov 2010 - 03:37:36 PM EDT

COMPANY ALERT	Breaking News

HiSoft	Buy

Tuck-in acquisition adds SAP service capabilities(corrected)	Reuters:HSFT.OQ Exchange:NMS Ticker:HSFT

Price (USD)	25.81
Price target	28.00
52-week range	28.84 - 10.40
Market cap (USDm)	729.1
Shares outstanding (m)	28.2
Free float (%)	30
Volume (17 Nov 2010)	28,474
S&P 500 INDEX	1,178.59

FYE 12/31	2009A	2010E	2011E
1Q EPS	0.07	0.17A	0.20
2Q EPS	0.09	0.24A	0.22
3Q EPS	0.11	0.17	0.23
4Q EPS	0.14	0.19	0.26
FY EPS (USD)	0.42	0.77	0.90
P/E (x)	—	33.6	28.5

* Includes the impact of FAS123R requiring the expensing of stock options.

*** Correction - In our previous alert we inadvertently stated HiSoft is reporting earnings on Nov 24th. The company has changed its reporting date to Nov 22nd. ***

HiSoft announced the acquisition of Besure Technology, a Beijing-based supplier of SAP services, specializing in SAP consulting, operation and maintenance services. The firm has 140 employees. The deal closed on Oct 1 and will be accretive to HiSoft’s FY10 results.

• We like that Besure maintains direct relationships with customers (as opposed to being a sub-contractor like other vendors in China).

• We also note that the deal is consistent with management’s strategy to complete tuck-in acquisitions that i) expand HiSoft’s service capabilities and ii) help move the company’s service offerings up the value chain. HiSoft’s latest cash balance was $118 million, which leaves significant firepower for similar deals in the future.

• It is unclear from the press release whether Besure’s client focus is on domestic companies or MNCs located in China, but either way we view the acquisition as a net positive for HiSoft as it provides additional capability to win business in China’s enterprise application market, whether for domestic clients or MNCs.

• We are not making any changes to our estimates and await further details on next week’s earnings call (Nov 22nd, 7am EST, +1-800-860-2442).

Tim Fox Research Analyst (+1) 800 893-2685 tim.fox@db.com	Devin Crago, CFA Research Associate (+1) 212 250-7063 devin.crago@db.com

Deutsche Bank Securities Inc.

All prices are those current at the end of the previous trading session unless otherwise indicated. Prices are sourced from local exchanges via Reuters, Bloomberg and other vendors. Data is sourced from Deutsche Bank and subject companies. Deutsche Bank does and seeks to do business with companies covered in its research reports. Thus, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision.

THE VIEWS EXPRESSED ABOVE ACCURATELY REFLECT PERSONAL VIEWS OF THE AUTHORS ABOUT THE SUBJECT COMPANY(IES) AND ITS(THEIR) SECURITIES. THEY HAVE NOT AND WILL NOT RECEIVE ANY COMPENSATION FOR PROVIDING A SPECIFIC RECOMMENDATION OR VIEW IN THIS REPORT. FOR OTHER DISCLOSURES PLEASE VISIT HTTP://GM.DB.COM MICA(P) 007/05/2010